UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4							OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response....
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)
1 .Name and Address of Reporting Person* Gruber & McBaine Capital Management, LLC	2. Issuer Name and Ticker or Trading Symbol Zindart Limited (ZNDT)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ______Director X 10% Owner ______Officer (give ______Other (specify title below) below) ____________________________
(Last) (First) (Middle) 50 Osgood Place, Penthouse	3. IRS Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year May 2001
(Street) San Francisco, California 94133			5. If Amendment, Date of Original (Month/Year)				7. Individual or Joint/Group Filing (Check Applicable Line) ___Form filed by One Reporting Person X Form filed by More than One Reporting Person See Note 1
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
American Depositary Receipts, Common Stock	5/4/01	P3		6,900	A	$3.02	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/4/01	P3		4,000	A	$3.02	111,700	D(3)
American Depositary Receipts, Common Stock	5/4/01	P3		1,500	A	$3.02	90,100	D(4)
American Depositary Receipts, Common Stock	5/7/01	P		9,500	A	$3.14	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/7/01	P		1,500	A	$3.14	111,700	D(3)
American Depositary Receipts, Common Stock	5/8/01	P		11,600	A	$2.98	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/.8/01	P		1,500	A	$2.98	111,700	D(3)
American Depositary Receipts, Common Stock	5/9/01	P		6,000	A	$2.82	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/10/01	P		3,700	A	$3.09	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/22/01	P		2,000	A	$3.05	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/24/01	P		2,700	A	$3.04	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/24/01	P		300	A	$3.04	90,100	D(4)
American Depositary Receipts, Common Stock	5/25/01	P		1,000	A	$3.04	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/29/01	P		2,000	A	$3.04	733,600	I	(2)(5)
1. Title of Security (Instr. 4)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- Action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 AND 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
American Depositary Receipts, Common Stock	5/30/01	P		1,000	A	$2.91	111,700	D(3)
American Depositary Receipts, Common Stock	5/30/01	P		3,500	A	$2.91	733,600	I	(2)(5)
American Depositary Receipts, Common Stock	5/30/01	P		500	A	$2.91	90,100	D(4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)			6. Date Exer- cisable and Expiration Date (Month/Day/ Year).		7. Title and Amount of Securities Underlying Derivative Security (Inst. 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 5)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This form is filed by Gruber & McBaine Capital Management, LLC ("GMCM"), a limited liability company that is an investment adviser for client accounts and a general partner of investment limited partnerships; Jon D. Gruber (" Gruber") and J. Patterson McBaine ("McBaine"), who are managers, members and portfolio mangers of GMCM; and Thomas O. Lloyd-Butler ("Lloyd-Butler") and Eric B Swergold ("Swergold"), who are members and portfolio managers of GMCM.

(2) By GMCM, as an investment adviser for client accounts and a general partner of investment partnerships, and by Gruber and McBaine as managers, members and portfolio managers of GMCM, and by Lloyd-Butler and Swergold as members and portfolio managers of GMCM. Each of GMCM, Gruber, McBaine, Lloyd-Butler and Swergold indirectly beneficially owned ADRs representing 691,600 shares on May 4, 2001, the date the reporting group became the beneficial owner of more than 10% of the issuer's outstanding common stock.

(3) By Gruber. On May 4, 2001, Gruber directly owned ADRs representing 110,700 shares, in addition to the ADRs he indirectly beneficially owned.

(4) By McBaine. On May 4, 2001, McBaine directly owned ADRs representing 86,300 shares, in addition to the ADRs he indirectly beneficially owned.

(5) Each reporting person disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is reported, except to the extent of that reporting person's pro rata pecuniary interest therein.

GRUBER & MCBAINE CAPITAL MANAGEMENT, LLC

By: /s/ Jon D. Gruber     June 28 2001

Jon D. Gruber, Manager Date

**Signature of Reporting Person **

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff

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Joint Filer Information

Name: Jon D. Gruber

Address: 50 Osgood Place, Penthouse, San Francisco, California 94133

Designated Filer: Gruber & McBaine Capital Management, LLC

Issuer and Ticker Symbol: Zindart Limited (ZNDT)

Statement for Month/Year: May 2001

Signature: /s/ Jon D. Gruber

Name: J. Patterson McBaine

Address: 50 Osgood Place, Penthouse, San Francisco, California 94133

Designated Filer: Gruber & McBaine Capital Management, LLC

Issuer and Ticker Symbol: Zindart Limited (ZNDT)

Statement for Month/Year: May 2001

Signature: /s/ J. Patterson McBaine

Name: Thomas O. Lloyd-Butler

Address: 50 Osgood Place, Penthouse, San Francisco, California 94133

Designated Filer: Gruber & McBaine Capital Management, LLC

Issuer and Ticker Symbol: Zindart Limited (ZNDT)

Statement for Month/Year: May 2001

Signature: /s/ Thomas O. Lloyd-Butler

Name: Eric B. Swergold

Address: 50 Osgood Place, Penthouse, San Francisco, California 94133

Designated Filer: Gruber & McBaine Capital Management, LLC

Issuer and Ticker Symbol: Zindart Limited (ZNDT)

Statement for Month/Year: May 2001

Signature: /s/ Eric B. Swergold